Exhibit 99.2

James Hardie Industries plc
Europa House 2nd Floor,
Harcourt Centre
Harcourt Street, Dublin 2, Ireland

T: +353 (0) 1 411 6924
F: +353 (0) 1 479 1128

9 February 2018

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Correction to Appendix 3B Filing dated 11 December 2017

James Hardie Industries plc refers to the Appendix 3B filing announced to the ASX on 11 December 2017 and advises of the following corrections:

•
Appendix 3B – 11 December 2017 – (1) in Section 2 at B), the number of granted RSUs has been corrected from 329,927 to 328,336 and the total of securities has been corrected from 567,407 to 565,816 to reflect the correction in the number of RSUs granted; (2) in Section 3 at B), the number of RSUs granted has been corrected from 329,927 to 328,336, the number of RSUs vesting on each of 9 December 2018 and 9 December 2019 has been corrected from 82,482 to 82,084 and the RSUs vesting on 9 December 2020 has been corrected from 164,963 to 164,168; (3) in Section 6 at B), the number of RSUs granted has been corrected from 329,927 to 328,336; (4) in Section 6(c), the number of securities issued without security holder approval has been corrected from 567,407 to 565,816 to reflect the correction in the number of RSUs granted; (5) in Section 6(i), the entity’s remaining issue capacity under rule 7.1 and rule 7.1A has been corrected from 65,583,054 to 65,584,645 to reflect the correction in the number of RSUs granted; (6) in Section 9, the number of RSUs under 2001 Plan has been corrected from 642,246 to 636,073 (equivalent number of CDIs has been corrected from 642,246 to 636,073) and the number of 2001 Plan RSUs cancelled has been corrected from 297 to 4,879; and (7) in Annexure 1, Part 1, “C” has been corrected from 645,563 to 643,972 and “Total” has been corrected from 65,583,054 to 65,584,645 to reflect the correction in the number of RSUs granted.

Please refer to the attached corrected Appendix 3B that reflects the above corrections.

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.
Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),
Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA),
Alison Littley (United Kingdom), Steven Simms (USA), Rudy van der Meer (Netherlands).
Chief Executive Officer and Director: Louis Gries (USA)
Company number: 485719

Appendix 3B
New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B filed on the ASX on 11 December 2017 - Corrected

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12, 04/03/13

Name of entity
James Hardie Industries plc

ABN
097 829 895 Incorporated in Ireland. The liability of members is limited.

We (the entity) give ASX the following information.

Part 1 All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued
Two separate issuances:

A)    Ordinary shares/CDIs issued on vesting of Restricted Stock Units (RSUs); and

B)    RSUs, being contractual entitlements granted to employees under the James Hardie Industries 2001 Equity Incentive Plan (2001 Plan) to be issued ordinary shares/CDIs upon satisfaction of certain conditions.

+ See chapter 19 for defined terms.

04/03/2013        Appendix 3B Page 2

Appendix 3B
New issue announcement

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Total of 565,816 securities, broken down as follows: A) RSUs vesting: 237,480 ordinary shares/CDIs; and B) RSUs granted on 9 December 2017 (US time): 328,336.

3
Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

A)    RSUs vesting: 237,480 ordinary shares/CDIs issued on vesting of RSUs; and

B)    328,336 RSUs which will vest as follows:

Quantity Vest Date

   82,084                           9 Dec 2018
   82,084 9 Dec 2019
 164,168 9 Dec 2020

Upon vesting, the holder of a RSU will be entitled to be issued one ordinary share/CDI for each RSU held.

4
Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:
•    the date from which they do
•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
A) Yes, ordinary shares/CDIs issued on vesting of RSUs rank equally with issued ordinary shares/CDIs; and B) RSUs granted: Not applicable.

+ See chapter 19 for defined terms.

04/03/2013        Appendix 3B Page 3

Appendix 3B
New issue announcement

5	Issue price or consideration	A) 237,480 RSUs vesting: No amount payable; and B) RSUs granted: No cash consideration was paid.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)
A)    Vesting of RSUs: 237,480 RSUs vesting pursuant to the 2001 Plan; and

B)    RSUs granted: 328,336 RSUs granted as awards under the 2001 Plan and intended to promote the Company’s long term financial interests by encouraging management to acquire an ownership position in the Company, aligning their interests with those of the Company’s security holders.

6a
Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?

If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i
No. Equity securities issued under the 2001 Plan are no longer the subject of security holder approval.

6b	The date the security holder resolution under rule 7.1A was passed	Not applicable

6c	Number of +securities issued without security holder approval under rule 7.1	565,816

6d	Number of +securities issued with security holder approval under rule 7.1A	Not applicable

6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	Not applicable

6f	Number of +securities issued under an exception in rule 7.2	Not applicable

+ See chapter 19 for defined terms.

04/03/2013        Appendix 3B Page 4

Appendix 3B
New issue announcement

6g	If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation.	Not applicable

6h	If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	Not applicable

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	65,584,645 (Annexure 1 attached)

7
+Issue dates
Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A.
Cross reference: item 33 of Appendix 3B.
11 December 2017

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the +securities in section 2 if applicable)	441,524,118	Ordinary shares/CDIs

+ See chapter 19 for defined terms.

04/03/2013        Appendix 3B Page 5

Appendix 3B
New issue announcement

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the +securities in section 2 if applicable)	636,073 (equivalent to 636,073 CDIs) 3,517,048 (equivalent to 3,517,048 CDIs) No 2006 Plan RSUs have been cancelled. 4,879 2001 Plan RSUs have been cancelled.	2001 Plan RSUs 2006 Plan RSUs

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	A) RSUs vested: Ordinary shares/CDIs issued on vesting of RSUs rank for dividends equally with issued ordinary shares/CDIs; and B) RSUs granted: Do not rank for dividends.

Part 2 Pro rata issue

11	Is security holder approval required?	Not applicable

12	Is the issue renounceable or non-renounceable?	Not applicable

13	Ratio in which the +securities will be offered	Not applicable

14	+Class of +securities to which the offer relates	Not applicable

15	+Record date to determine entitlements	Not applicable

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable

17	Policy for deciding entitlements in relation to fractions	Not applicable

+ See chapter 19 for defined terms.

04/03/2013        Appendix 3B Page 6

Appendix 3B
New issue announcement

18
Names of countries in which the entity has security holders who will not be sent new offer documents
Note: Security holders must be told how their entitlements are to be dealt with.
Cross reference: rule 7.7.
Not applicable

19	Closing date for receipt of acceptances or renunciations	Not applicable

20	Names of any underwriters	Not applicable

21	Amount of any underwriting fee or commission	Not applicable

22	Names of any brokers to the issue	Not applicable

23	Fee or commission payable to the broker to the issue	Not applicable

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	Not applicable

25	If the issue is contingent on security holders’ approval, the date of the meeting	Not applicable

26	Date entitlement and acceptance form and offer documents will be sent to persons entitled	Not applicable

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable

28	Date rights trading will begin (if applicable)	Not applicable

29	Date rights trading will end (if applicable)	Not applicable

30	How do security holders sell their entitlements in full through a broker?	Not applicable

+ See chapter 19 for defined terms.

04/03/2013        Appendix 3B Page 7

Appendix 3B
New issue announcement

31	How do security holders sell part of their entitlements through a broker and accept for the balance?	Not applicable

32	How do security holders dispose of their entitlements (except by sale through a broker)?	Not applicable

33	+Issue date	Not applicable

Part 3 Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of +securities (tick one)
(a)	X	+Securities described in Part 1

(b)
All other +securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36
If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

04/03/2013        Appendix 3B Page 8

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of +securities for which +quotation is sought	Not applicable

39	+Class of +securities for which quotation is sought	Not applicable

40
Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:
•    the date from which they do
•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
Not applicable

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another +security, clearly identify that other +security)	Not applicable

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the +securities in clause 38)	Not applicable	Not applicable

+ See chapter 19 for defined terms.

04/03/2013        Appendix 3B Page 9

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:     /s/Natasha Mercer................................... Date: 9 February 2018
Company Secretary

Print name:	Natasha Mercer.....................................

== == == == ==

+ See chapter 19 for defined terms.

04/03/2013        Appendix 3B Page 10

Appendix 3B – Annexure 1

Calculation of placement capacity under rule 7.1 and rule 7.1A for eligible entities
Introduced 01/08/12 Amended 04/03/13

Part 1

Rule 7.1 – Issues exceeding 15% of capital
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
Insert number of fully paid +ordinary securities on issue 12 months before the +issue date or date of agreement to issue	440,841,479
Add the following:
• Number of fully paid +ordinary securities issued in that 12 month period under an exception in rule 7.2
• Number of fully paid +ordinary securities issued in that 12 month period with shareholder approval
• Number of partly paid +ordinary securities that became fully paid in that 12 month period
Note:
• Include only ordinary securities here – other classes of equity securities cannot be added
• Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed
• It may be useful to set out issues of securities on different dates as separate line items
682,639 Not applicable Not applicable
Subtract the number of fully paid +ordinary securities cancelled during that 12 month period	0
“A”	441,524,118

+ See chapter 19 for defined terms.

04/03/2013        Appendix 3B Page 11

Step 2: Calculate 15% of “A”
“B”	0.15 [Note: this value cannot be changed]
Multiply “A” by 0.15	66,228,617
Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used
Insert number of +equity securities issued or agreed to be issued in that 12 month period not counting those issued: • Under an exception in rule 7.2 • Under rule 7.1A • With security holder approval under rule 7.1 or rule 7.4 Note: • This applies to equity securities, unless specifically excluded – not just ordinary securities • Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed • It may be useful to set out issues of securities on different dates as separate line items	643,972
“C”	643,972
Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1
“A” x 0.15 Note: number must be same as shown in Step 2	66,228,617
Subtract “C” Note: number must be same as shown in Step 3	(643,972)
Total [“A” x 0.15] – “C”	65,584,645 [Note: this is the remaining placement capacity under rule 7.1]

+ See chapter 19 for defined terms.

04/03/2013        Appendix 3B Page 12

Part 2

Rule 7.1A – Additional placement capacity for eligible entities
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
“A” Note: number must be same as shown in Step 1 of Part 1	Not applicable
Step 2: Calculate 10% of “A”
“D”	0.10 Note: this value cannot be changed
Multiply “A” by 0.10	Not applicable
Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used
Insert number of +equity securities issued or agreed to be issued in that 12 month period under rule 7.1A
Notes:
• This applies to equity securities – not just ordinary securities
• Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed
• Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained
• It may be useful to set out issues of securities on different dates as separate line items
Not applicable
“E”	Not applicable

+ See chapter 19 for defined terms.

04/03/2013        Appendix 3B Page 13

Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A
“A” x 0.10 Note: number must be same as shown in Step 2	Not applicable
Subtract “E” Note: number must be same as shown in Step 3	Not applicable
Total [“A” x 0.10] – “E”	Not applicable Note: this is the remaining placement capacity under rule 7.1A

+ See chapter 19 for defined terms.

04/03/2013        Appendix 3B Page 14